Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO IMPLEMENT HUMAN RIGHTS ASSESSMENT
RECOMMENDATIONS; COMMITS TO INTEGRATE HUMAN RIGHTS IN BUSINESS PROCESS

VANCOUVER, BRITISH COLUMBIA, June 30, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today presented its initial response to the recently completed independent human rights assessment (HRA) prepared by On Common Ground Consultants Inc.   The report is the result of an eighteen month assessment of how the Marlin mine which is operated by Montana Exploradora de Guatemala, a wholly-owned subsidiary of Goldcorp, has affected human rights, and whether the Company has in place and is implementing effectively policies and procedures to mitigate the risks of potential conflicts with international human rights standards.

Goldcorp has begun a multi-phase process of developing and implementing business management practices that will ensure “broader due diligence for human rights” consistent with the Ruggie framework adopted by the United Nations Human Rights Council. As part of that process, Goldcorp is carefully considering each of the recommendations in the HRA report. Goldcorp has today provided its initial responses to the HRA recommendations and commits to provide regular updates regarding the status and progress toward implementation of the recommendations.  For the Company’s initial responses to the recommendations in the report, please visit www.goldcorp.com/operations/marlin/hria. The response includes details on how interested stakeholders can submit ideas, provide feedback, and monitor progress to ensure a transparent and collaborative process.

“The HRA report cites Goldcorp’s positive accomplishments in a number of areas, but we recognize that there are significant opportunities for improvement,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer. “While the implementation of industry best practices at Marlin is the immediate objective, we are undertaking this process with the goal of creating a comprehensive framework that addresses our activities everywhere we operate.  We are committed to integrating respect for human rights explicitly in Goldcorp’s business practices.”

Goldcorp believes that implementing the recommendations in the HRA will enable the Marlin Mine to be an even greater influence for positive economic and social growth in the municipalities of San Miguel Ixtahuacán and Sipacapa and for the continued professional and personal advancement of Marlin's nearly 2,000 Guatemalan employees. In addition, making respect for human rights an explicit component of our business process throughout the Company is essential to achieve Goldcorp’s commitment to contribute to the sustainable prosperity of the communities in we operate.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001 E-mail: info@goldcorp.com website: www.goldcorp.com